Exhibit 99.5

Centerra Gold Inc.

Condensed Consolidated Interim Financial Statements

For the Quarter Ended September 30, 2020 and 2019

(Unaudited)

(Expressed in thousands of United States Dollars)

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

		September 30, 2020	December 31, 2019
(Expressed in thousands of United States Dollars)
	Notes
Assets
Current assets
Cash		$484,187	$42,717
Amounts receivable		46,980	79,022
Inventories	4	622,417	774,060
Other current assets	5	22,699	36,869

		1,176,283	932,668
Property, plant and equipment	6	1,734,051	1,669,516
Reclamation deposits		47,074	40,999
Other assets	7	34,347	58,470

		1,815,472	1,768,985

Total assets		$2,991,755	$2,701,653

Liabilities and Shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8	$219,245	$238,339
Revenue-based taxes payable		18,726	744
Taxes payable		4,365	1,034
Other current liabilities	5	10,585	4,692

		252,921	244,809
Long-term debt	9	—	70,007
Deferred income tax liability		33,724	33,733
Provision for reclamation	10	313,939	265,049
Other liabilities	7	20,763	22,211

		368,426	391,000
Shareholders’ equity
Share capital		974,350	960,404
Contributed surplus		29,853	26,278
Accumulated other comprehensive income (loss)		1,546	(752)
Retained earnings		1,364,659	1,079,914

		2,370,408	2,065,844

Total liabilities and Shareholders’ equity		$2,991,755	$2,701,653

Commitments (note 18)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
		2020	2019	2020	2019
(Expressed in thousands of United States Dollars)
(except per share amounts)
	Notes
Revenue	11	$515,166	$388,276	$1,301,864	$1,062,825
Cost of sales
Production costs	12	145,817	172,772	452,368	527,200
Depreciation, depletion and amortization		83,182	66,837	241,647	180,232
Standby costs	13	—	—	6,728	—

Earnings from mine operations		286,167	148,667	601,121	355,393
Care and maintenance		7,870	5,904	21,732	20,108
Exploration and development costs		14,315	12,647	32,770	31,359
Corporate administration		6,439	12,724	28,324	36,110
Revenue-based taxes		37,874	32,984	113,339	88,155
Impairment		—	230,500	—	230,500
Other operating expenses	14	8,225	17,704	71,924	24,853

Earnings (loss) from operations		211,444	(163,796)	333,032	(75,692)
Other expenses (income), net	15	117	(1,133)	5,447	(1,871)
Finance costs		2,036	3,428	9,454	11,077

Earnings (loss) before income tax		209,291	(166,091)	318,131	(84,898)
Income tax expense (recovery)	16	3,548	(980)	4,804	(3,618)

Net earnings (loss)		205,743	(165,111)	313,327	(81,280)

Other Comprehensive Income
Items that may be subsequently reclassified to earnings:
Net (loss) gain on translation of foreign operations		(546)	(387)	(875)	1,052
Net unrealized gain (loss) on derivative instruments, net of tax	20	2,804	(407)	3,173	(432)

Other comprehensive income (loss) (“OCI”)		2,258	(794)	2,298	620

Total comprehensive income (loss)		$208,001	$(165,905)	$315,625	$(80,660)

Basic earnings (loss) per share	17	$0.70	$(0.56)	$1.06	$(0.28)
Diluted earnings (loss) per share	17	$0.68	$(0.56)	$1.05	$(0.28)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
		2020	2019	2020	2019
(Expressed in thousands of United States Dollars)
	Notes
Operating activities
Net earnings (loss)		$205,743	$(165,111)	$313,327	$(81,280)
Adjustments for the following items:
Depreciation, depletion and amortization		84,854	68,313	249,936	184,623
Finance costs		2,036	3,428	9,454	11,077
Share-based compensation expense		926	6,940	11,806	18,440
Reclamation expense		414	—	43,919	2,056
Asset impairment		—	230,500	—	230,500
Inventory impairment		—	—	13,588	—
Kyrgyz Republic settlement payment		(5,000)	(62,600)	(5,000)	(62,600)
Additional provision for Kyrgyz Republic settlement		—	10,000	—	10,000
Income tax expense (recovery), net		3,548	(980)	4,804	(3,618)
Income tax refunded (paid)		10,798	(1,964)	20,647	(381)
Other		1,690	1,284	2,409	(3,403)

Cash provided by operations before changes in working capital		$305,009	$89,810	$664,890	$305,414
Change in working capital	21	53,824	(57,956)	83,159	(63,810)

Cash provided by operations		$358,833	$31,854	$748,049	$241,604

Investing activities
Additions to property, plant and equipment		(77,796)	(84,433)	(221,059)	(206,535)
Proceeds from disposition of fixed assets		29	450	337	450
Proceeds from disposition of marketable securities		2,902	—	2,902	—
Decrease (increase) in restricted cash		432	(1,089)	26,422	(1,068)
Increase in other assets		(1,651)	(5,102)	(6,602)	(10,358)

Cash used in investing		$(76,084)	$(90,174)	$(198,000)	$(217,511)

Financing activities
Debt drawdown	9	—	121,018	250,000	206,872
Debt repayment	9	—	(120,000)	(327,472)	(296,000)
Payment of interest and borrowing costs		(1,008)	(2,140)	(5,862)	(7,398)
Dividends paid	17b	(11,277)	—	(28,269)	—
Lease payments		(1,284)	(3,164)	(4,436)	(6,013)
Proceeds from common shares issued		2,794	3,114	7,460	7,228

Cash used in financing		$(10,775)	$(1,172)	$(108,579)	$(95,311)

Increase (decrease) in cash during the period		271,974	(59,492)	441,470	(71,218)
Cash at beginning of the period		212,213	139,979	42,717	151,705

Cash at end of the period		$484,187	$80,487	$484,187	$80,487

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Centerra Gold Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States Dollars, except share information)

	Number of Common Shares	Share Capital Amount	Contributed Surplus	Accumulated Other Comprehensive Loss (“AOCI”)	Retained Earnings	Total
Balance at January 1, 2019	291,999,949	$949,328	$27,364	$(2,088)	$1,173,427	$2,148,031
Net loss	—	—	—	—	(81,280)	(81,280)
Other comprehensive income	—	—	—	622	—	622
Transactions with owners:
Share-based compensation expense	—	—	1,491	—	—	1,491
Issued on exercise of stock options	1,414,890	9,294	(2,825)	—	—	6,469
Issued under the employee share purchase plan	140,015	759	—	—	—	759
Issued on redemption of restricted share units	12,970	74	—	—	—	74

Balance at September 30, 2019	293,567,824	$959,455	$26,030	$(1,466)	$1,092,147	$2,076,166

Balance at January 1, 2020	293,690,456	$960,404	$26,278	$(752)	$1,079,914	$2,065,844
Net earnings	—	—	—	—	313,327	313,327
Other comprehensive income	—	—	—	2,298		2,298
Transactions with owners:
Share-based compensation expense	—	—	9,257	—	—	9,257
Issued on exercise of stock options	1,430,207	10,178	(2,727)	—	—	7,451
Issued under the employee share purchase plan	100,918	813	—	—	—	813
Issued on redemption of restricted share units	519,359	2,955	(2,955)	—	—	—
Dividend declared and paid	—	—	—	—	(28,582)	(28,582)

Balance at September 30, 2020	295,740,940	$974,350	$29,853	$1,546	$1,364,659	$2,370,408

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

1. Nature of operations

Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties.

2. Basis of presentation

These condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the required annual disclosures and should be read in conjunction with the Company’s December 31, 2019 annual consolidated financial statements.

These financial statements were authorized for issuance by the Board of Directors of the Company on November 3, 2020.

3. Accounting policies

Commercial Production

A mine development property is considered to have entered the production stage when the mine is in the condition necessary for it to be capable of operating in the manner intended by management (“commercial production”). In determining whether a mine has achieved commercial production, the criteria considered include the following:

•	Substantial completion of the construction activities;

•	Ability to produce minerals in saleable form (within specifications);

•	Completion of a reasonable period of testing of mine plant and equipment; and

•	Ability to sustain ongoing production of minerals.

Upon achieving commercial production, costs are transferred from construction in progress into the appropriate asset classification such as mineral properties, building, plant and equipment.

Once in commercial production, gold sales are recognized as revenues and production costs as a component of cost of sales, instead of being deducted from or added to the capitalized construction cost of the mine; amortization of capitalized costs in property, plant and equipment commences; and the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development, open-pit stripping activities, and expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

On May 31, 2020, the Company’s Öksüt Mine declared commercial production, having completed its start-up phase and after bringing the mine and its related assets to their intended use.

Standards and amendments issued but not yet effective or adopted:

IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment, to prohibit the crediting to property, plant and equipment of amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted.

The Company expects to adopt the revision to IAS 16 when it becomes effective on January 1, 2022.

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:

•	Specifying that an entity’s right to defer settlement must exist at the end of the reporting period;

•	Clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;

•	Clarifying how lending conditions affect classification; and

•	Clarifying if the settlement of a lability refers to the transfer of cash, equity instruments, other assets or services.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2023.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

4. Inventories

	September 30, 2020	December 31, 2019
Stockpiles of ore (a)	$275,326	$427,644
Gold in-circuit	23,455	20,681
Gold doré	23,051	19,814
Copper and gold concentrate	25,763	29,577
Molybdenum inventory (b)	58,316	67,019

	405,911	564,735
Supplies (net of provision) (c)	216,506	209,325

Total inventories	$622,417	$774,060

(a)	Includes ore in stockpiles not scheduled for processing within the next 12 months, but available on-demand of $119.9 million (December 31, 2019 – $188.7 million).
(b)	Net of an inventory impairment charge of $13.6 million (December 31, 2019 - $8.3 million).
(c)	Net of a provision for supplies inventory obsolescence of $27.7 million (December 31, 2019 - $23.9 million).

5.	Other current assets and other current liabilities

	September 30, 2020	December 31, 2019
Other current assets:
Deposits for consumable supplies	$10,538	$12,557
Alternative Minimum Tax receivable	—	11,404
Short-term derivative assets	6,052	1,534
Marketable securities	1,482	1,780
Prepaid insurance expenses	1,293	7,726
Other	3,334	1,868

Total other current assets	$22,699	$36,869

Other current liabilities:
Short-term derivative liabilities	$5,231	$192
Current portion of lease obligations	5,068	4,303
Current portion of provision for reclamation	269	154
Other	17	43

Total other current liabilities	$10,585	$4,692

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

6. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment(a)	Mineral Properties(b)	Capitalized Stripping Costs	Construction in Progress	Total
Cost
January 1, 2020	$1,702,753	$627,075	$583,498	$274,546	$3,187,872
Additions	7,038	6,012	134,824	103,393	251,267
Disposal	(4,772)	—	—	—	(4,772)
Reclamation revaluation	—	2,828	—	—	2,828
Foreign currency translation	—	(884)	—	—	(884)
Reclassification (c)	236,300	22,787	—	(259,087)	—

Balance September 30, 2020	$1,941,319	$657,818	$718,322	$118,852	$3,436,311

Accumulated depreciation
January 1, 2020	$959,798	$166,270	$392,288	$—	$1,518,356
Charge for the period	117,388	16,148	52,702	—	186,238
Disposals	(2,334)	—	—	—	(2,334)

Balance September 30, 2020	$1,074,852	$182,418	$444,990	$—	$1,702,260

Net book value
Balance January 1, 2020	$742,955	$460,805	$191,210	$274,546	$1,669,516

Balance September 30, 2020	$866,467	$475,400	$273,332	$118,852	$1,734,051

(a)

Includes costs of $38.7 million (December 31, 2019 - $37.8 million) and accumulated depreciation of $8.5 million (December 31, 2019 - $6.2 million) related to mobile equipment and buildings under right-of-use assets.

(b)	Includes revenue earned from sales at Öksüt net of related costs of $6.9 million for 6,654 ounces of gold sold prior to the mine achieving commercial production on May 31, 2020.
(c)	Relates primarily to assets at the Öksüt Mine, once commercial production was achieved, and assets were considered available for use.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

7. Other assets and other liabilities

	September 30, 2020	December 31, 2019
Other assets:
Alternative Minimum Tax receivable (a)	$—	$11,404
Derivative assets (b)	5,032	—
Prepayments for property, plant and equipment	9,773	2,395
Restricted cash (c)	1,564	27,986
Value-added tax receivable (d)	14,659	14,347
Deferred financing fees (note 9)	915	—
Other assets (e)	2,404	2,338

Total other assets	$34,347	$58,470

Other liabilities:
Derivative liabilities (b)	$2,029	$—
Post-retirement benefits	4,004	3,875
Long-term portion of lease obligations	14,730	18,336

Total other liabilities	$20,763	$22,211

(a)	Current (note 5) and long-term portions were received in the second and third quarters of 2020, respectively.
(b)	Relates to the diesel and foreign exchange hedge contracts entered into in the period (note 20).
(c)

As part of the repayment and cancellation of the OMAS facility in January 2020, $25 million in restricted cash funds were released. As at September 30, 2020, the remaining restricted cash relates to certain permits at the Öksüt Mine.

(d)	Relates to the Öksüt Mine.
(e)	Includes long-term supplies inventory of $1.7 million (December 31, 2019 - $1.8 million).

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

8. Accounts payable and accrued liabilities

	September 30, 2020	December 31, 2019
Trade creditors and accruals	$154,416	$166,185
Amount due to Royal Gold (a)	40,692	38,190
Liability for share-based compensation	21,137	25,964
Provision for Kyrgyz Republic settlement (b)	3,000	8,000

Total	$219,245	$238,339

(a)

RGLD Gold AG and Royal Gold, Inc (together, “Royal Gold”) hold a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

(b)

As part of the completion of the Strategic Agreement with the Kyrgyz Government (“Strategic Agreement”) in August 2019, the Company’s obligations included a payment of $5.0 million to a Nature Development Fund for the purpose of financing environmental conservation projects and nature preservation in the Kyrgyz Republic and $3.0 million to a Cancer Care Fund for the purpose of funding cancer treatment, research, support and outreach in the Kyrgyz Republic. A payment to the Nature Development Fund of $5.0 million was made in the third quarter of 2020, while payment to the Cancer Care Fund of $3.0 million was made subsequent to September 30, 2020.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

9. Debt

	Corporate Revolving Facility (a)	OMAS Facility (b)	Total
Principal
Balance December 31, 2019	$—	$77,472	$77,472
Drawdown	250,000	—	250,000
Repayment	(250,000)	(77,472)	(327,472)

Balance September 30, 2020	$—	$—	$—

Deferred costs
Balance December 31, 2019	$(1,430)	$(6,035)	$(7,465)
Amortization	515	6,035	6,550

Balance September 30, 2020	$(915)	$—	$(915)

Debt (net of deferred financing costs)

Balance December 31, 2019	$(1,430)	$71,437	$70,007

Balance September 30, 2020 (c)	$(915)	$—	$(915)

(a)	A $500 million corporate revolving facility is available until February 2022. The Company repaid the outstanding balance in the second quarter of 2020.
(b)	Repaid and cancelled in the first quarter of 2020.
(c)	Deferred costs related to the revolving facility of $0.9 million have been reclassified to other assets as at September 30, 2020 (note 7).

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

10. Provision for reclamation

The following table reconciles the beginning and ending carrying amounts of the Company’s reclamation provision. The majority of expenditures are expected to occur between 2026 to 2059.

Non-operating sites (a)
Balance December 31, 2019	$180,403
Reclassification of Öksüt Mine (a)	(2,600)
Changes in estimate	1,064
Changes in discount rate (b)	44,515
Accretion	1,506
Liabilities settled	(118)
Foreign exchange revaluation (b)	(477)

Balance September 30, 2020	$224,293

Operating sites (a)
Balance December 31, 2019	$84,800
Reclassification of Öksüt Mine (a)	2,600
Changes in estimate	1,200
Changes in discount rate	1,228
Accretion	750
Foreign exchange revaluation	(663)

Balance September 30, 2020	$89,915

Total reclamation provision	$314,208

Current portion of reclamation provision	$269
Long-term portion of reclamation provision	313,939

Total reclamation provision	$314,208

(a)

Non-operating sites include Endako, Thompson Creek Mine and Kemess. Operating sites include Kumtor, Mount Milligan and Öksüt. Öksüt was reclassified to an operating site as of January 1, 2020. The provision for reclamation is discounted using the real US and Canadian risk-free interest rates (calculated by subtracting the current inflation rate from the yield of long-term US and Canadian government securities). Real US and Canadian risk-free interest rates decreased from 0.58% and 0.41%, respectively, at December 31, 2019 to negative rates at September 30, 2020. As a result, the Company was required to increase the provision for reclamation to the undiscounted amount of the expected closure costs, thus using an effective discount rate of zero.

(b)	$44.0 million recorded in other operating expenses in the Statement of Earnings related to closed sites, Thompson Creek Mine and Endako (note 14).

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

11. Revenue

Total revenue consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Gold revenue	$429,866	$296,758	$1,073,991	$783,311
Copper revenue	52,836	41,437	125,581	108,958
Molybdenum revenue	32,464	50,081	102,292	170,556

Total revenue	$515,166	$388,276	$1,301,864	$1,062,825

The sales quantity and sales pricing adjustment of gold and copper in concentrate, including the impact of hedge contracts, are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Gold
Quantity adjustment	$(2,539)	$358	$(1,702)	$440
Provisional pricing adjustment	1,654	(320)	12,510	2,826
Copper
Quantity adjustment	(1,706)	(98)	(2,589)	(952)
Provisional pricing adjustment	2,528	(1,293)	5,503	2,061

	$(63)	$(1,353)	$13,722	$4,375

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

12. Production costs

Three months ended September 30, 2020

	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$73,270	$22,147	$9,768	$105,185
Royalties, levies and taxes	8,907	1,549	226	10,682
Changes in inventories	13,864	(1,622)	1,469	13,711
Feed material purchases	—	—	22,719	22,719
By-product sales (a)	(4,189)	(1,489)	(802)	(6,480)

Total production costs	$91,852	$20,585	$33,380	$145,817

Three months ended September 30, 2019

	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$101,978	$24,352	$10,547	$136,877
Royalties, levies and taxes	2,060	1,233	224	3,517
Changes in inventories	(708)	587	(8,298)	(8,419)
Feed material purchases	—	—	45,970	45,970
By-product sales (a)	(2,414)	(869)	(1,890)	(5,173)

Total production costs	$100,916	$25,303	$46,553	$172,772

Nine months ended September 30, 2020

	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$212,718	$66,157	$31,434	$310,309
Royalties, levies and taxes	13,541	3,909	678	18,128
Changes in inventories	48,664	4,178	(4,701)	48,141
Inventory impairment	—	—	13,587	13,587
Feed material purchases	—	—	79,125	79,125
By-product sales (a)	(10,225)	(3,406)	(3,291)	(16,922)

Total production costs	$264,698	$70,838	$116,832	$452,368

Nine months ended September 30, 2019

	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$307,683	$71,818	$33,943	$413,444
Royalties, levies and taxes	5,880	3,509	679	10,068
Changes in inventories	(21,648)	2,729	(5,399)	(24,318)
Feed material purchases	—	—	141,965	141,965
By-product sales (a)	(5,405)	(1,966)	(6,588)	(13,959)

Total production costs	$286,510	$76,090	$164,600	$527,200

(a)	Includes silver, rhenium and sulfuric acid sales.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

13. Standby costs

As a result of the temporary suspension of mining activities at the Kumtor Gold Mine in January 2020 following the Lysii waste dump accident (note 18), the Company classified $3.2 million of production costs and $3.5 million of depreciation, depletion and amortization in the first quarter of 2020 as standby costs.

14. Other operating expenses

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Social development contributions (a)	$2,518	$830	$14,280	$1,537
Nature Development Fund contributions	925	3,425	2,775	4,775
Selling and marketing (b)	2,387	2,545	7,577	7,578
Reclamation expense (c)	533	—	44,038	—
Direct costs related to COVID-19 (d)	1,299	—	2,167	—
Provision for Kyrgyz Republic settlement	—	10,000	—	10,000
Other	563	904	1,087	963

	$8,225	$17,704	$71,924	$24,853

(a)	The Company made a $9.0 million contribution to the Regional Development Fund in March 2020 for regional development in the Kyrgyz Republic (note 18).
(b)	Primarily includes freight charges associated with the Mount Milligan Mine and Langeloth processing facility.
(c)

Relates primarily to the provision for reclamation at closed sites due to a change in the interest rate used to discount the reclamation costs and changes in the foreign currency exchange rates (note 10).

(d)

Primarily includes incremental costs such as medical services and cleaning costs, incurred to mitigate the spread of COVID-19. For the three and nine months ended September 30, 2020, production costs include $1.0 million and $1.6 million, respectively, of compensation expense for employees who were unable to return to site during the COVID-19 pandemic.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

15. Other expenses (income), net

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Foreign exchange loss (gain)	$3,431	$(634)	$5,877	$1,446
(Gain) loss on non-hedge foreign exchange contracts (note 20a)	(1,028)	542	4,295	174
Fair value adjustment on marketable securities	345	133	(1,272)	(185)
(Gain) loss on marketable securities	(1,958)	—	(1,958)	21
Interest income	(513)	(874)	(1,367)	(2,677)
Other	(160)	(300)	(128)	(651)

Total other expenses (income), net	$117	$(1,133)	$5,447	$(1,871)

16. Income tax expense (recovery)

The Company’s effective income tax rate of 1.5% is lower than the statutory Canadian income tax rate of 26.5% primarily because earnings from the Kumtor mine are subject to a tax on gross revenue. In addition, taxes on earnings from the Mount Milligan and Öksüt mines were reduced by previously unrecognized tax losses and other deductions.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

17. Shareholders’ equity

a.	Earnings per share

Basic and diluted earnings per share computation:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Net earnings (loss)	$205,743	$(165,111)	$313,327	$(81,280)
Adjustment to net earnings:
Impact of performance share units treated as equity-settled	(2,974)	—	—	—
Impact of restricted share units treated as equity-settled	(213)	—	(18)	—

Net earnings (loss) for diluted earnings per share	$202,556	$(165,111)	$313,309	$(81,280)

Basic weighted average number of common shares outstanding	295,376	293,306	294,358	292,658
Effect of potentially dilutive securities:
Stock options	1,933	1,877	1,482	379
Restricted share units	1,347	—	1,279	—

Diluted weighted average number of common shares outstanding	298,656	295,183	297,119	293,037

Basic earnings (loss) per common share	$0.70	$(0.56)	$1.06	$(0.28)
Diluted earnings (loss) per common share	$0.68	$(0.56)	$1.05	$(0.28)

For the three and nine months ended September 30, 2020 and 2019, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the period.

Anti-dilutive securities excluded from the calculation are summarized below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Stock options	826	3,720	492	2,274
Restricted share units	—	1,061	—	1,667

	826	4,781	492	3,941

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b.	Dividends

Dividends are declared and paid in Canadian dollars. The details of the dividend declared for the period ended September 30, 2020 are as follows:

Date Declared	Record Date	Payment Date	Dividend per Share (C$)	Amount
March 25, 2020	April 7, 2020	April 22, 2020	0.04	$8,381
April 30, 2020	May 21, 2020	June 4, 2020	0.04	$8,806
July 30, 2020	August 14, 2020	August 28, 2020	0.05	$11,395

				$28,582

As at September 30, 2020, $0.3 million of the dividends declared were converted to share-based compensation units and are included in the liability for share-based compensation in accrued liabilities.

On November 3, 2020, the Board approved a quarterly dividend of C$0.05 per common share, payable on December 4, 2020 to shareholders of record on November 20, 2020.

18. Commitments and contingencies

Commitments

a.	Contracts

As at September 30, 2020, the Company has entered into contracts to purchase capital equipment and operational supplies totalling $55.0 million (Öksüt - $5.6 million, Kumtor - $48.3 million, Mount Milligan - $0.9 million, Greenstone Gold Property - $0.1 million and Kemess - $0.1 million).

b.	Greenstone Partnership

As at September 30, 2020, the Company has funded a total of C$170.1 million (US$129.3 million) of its C$185 million development contributions commitment since the inception of the partnership to Greenstone Gold Mines LP.

c.	Regional Social Fund Contributions

In view of, among other things, the urgent need for regional development in the Kyrgyz Republic, Kumtor Gold Company determined that additional contributions to the previously established Kyrgyz Republic Social Partnership for the Regional Fund were appropriate. Accordingly, it made a further $9 million contribution to the Regional Fund in March 2020 and intends to make further contributions of $2.2 million each quarter the mine operates normally, up to a total of $22.0 million. For the three months ended September 30, 2020, no contributions were made to the Regional Fund.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Contingencies

Kyrgyz	Republic

Kumtor Mine

Lysii Waste Dump Accident

In the fourth quarter of 2019, Centerra announced that the Kumtor Mine experienced a significant waste rock movement at the Lysii waste rock dump, which resulted in the fatalities of two Kumtor employees. The Company and Kyrgyz state authorities have completed their investigations into the accident. Kyrgyz state authorities’ final reports concluded that there were no violations of Kyrgyz laws in connection with the accident. A criminal investigation, which is required in the Kyrgyz Republic any time there is a fatality at a workplace, has been completed with no charges.

Petrov Lake Accident

In the first quarter of 2020, the Company announced that a fatal accident occurred at the Kumtor Mine when an excavator slipped down into a water filled basin while operating a shovel near Petrov Lake. The Company and Kyrgyz state authorities have completed their investigations into the accident. A criminal investigation into the accident has been completed with no charges.

Canada

Mount Milligan Mine

In the first quarter of 2020, the Company received a notice of civil claim from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

Greenstone Gold Property

In the fourth quarter of 2019, the Company’s wholly owned subsidiary, AuRico Canadian Royalty Holdings Inc. (“AuRico”), filed with the Ontario Superior Court of Justice a statement of claim against Greenstone Gold Mines G.P. Inc. (the “Greenstone Managing Partner”), Premier Gold Mines Hardrock Inc., a subsidiary of Premier Gold Mines Limited (“Premier”) and two individual

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

directors appointed by Premier to the Greenstone Managing Partner’s board of directors. The claim relates to, among other things, whether a report prepared by G-Mining Services Inc. on behalf of the Greenstone Managing Partner constitutes a “Feasibility Study” under the amended and restated partnership agreement that governs the partnership between affiliates of the Company and Premier and how the Greenstone Managing Partner and Premier responded to questions regarding the report that were raised by members of Greenstone Managing Partner’s board of directors, AuRico and the independent third-party expert retained by Centerra to review it. Statements of defense and/or counterclaim have been filed by Premier, two individuals nominated by Premier to the Greenstone Managing Partner’s board of directors and the Greenstone Managing Partner.

19. Related party transactions

a.	Kyrgyzaltyn

The breakdown of the sales transactions and expenses with Kyrgyzaltyn JSC (“Kyrgyzaltyn”) are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Sales:
Gross gold and silver sales to Kyrgyzaltyn	$271,979	$237,005	$814,405	$633,498
Deduct: refinery and financing charges	(1,584)	(1,407)	(5,063)	(3,822)

Net sales revenue received from Kyrgyzaltyn	$270,395	$235,598	$809,342	$629,676

Expenses:
Contracting services provided by Kyrgyzaltyn	$105	$358	$378	$798
Management fees payable to Kyrgyzaltyn	142	160	473	464

Expenses paid to Kyrgyzaltyn	$247	$518	$851	$1,262

Related party balances

The assets and liabilities of the Company include the following amounts receivable from and payable to Kyrgyzaltyn:

	September 30,	December 31,
	2020	2019
Amounts receivable	$107	$76
Amount payable	$(1,675)	$(1,585)

All amounts receivable from Kyrgyzaltyn were collected subsequent to September 30, 2020.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

20. Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, amounts receivable (including embedded derivatives), derivative instruments, tax receivables, accounts payable and accrued liabilities (including amounts due to RGLD Gold AG (“RGLD”), a wholly owned subsidiary of Royal Gold Inc.), debt, and revenue-based taxes payable.

b.	Derivative Instruments

The Company uses derivative instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, currency exchange rates and the cost of fuel.

Hedges

The Company applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Kumtor and Mount Milligan operations (“fuel hedge contracts”). The Company also applies hedge accounting to the foreign exchange contracts it entered into after April 1, 2020 to hedge a portion of its future Canadian denominated expenditures. Both the fuel and foreign exchange hedge contracts are designated as cash flow hedges. Both the fuel and foreign exchange hedge contracts outstanding as at September 30, 2020 are expected to settle by September 30, 2022.

For the foreign exchange hedge contracts, the amounts in OCI are either reclassified to cost of sales in the Statement of Earnings or capitalized in the Statement of Financial Position when the Canadian dollar denominated expenditures (operating costs or capital costs), are incurred.

The derivative instruments outstanding as at September 30, 2020 that are accounted for as hedges are summarized below:

Contract	Instrument	Unit	Average strike price	Type	Total position
Fuel	Brent Crude Oil zero-cost collars	Barrels	$44/$50	Fixed	238,768
Fuel	Brent Crude Oil swap contracts	Barrels	$43	Fixed	225,335
Fuel	ULSD zero-cost collars	Barrels	$60/$67	Fixed	245,761
Fuel	ULSD swap contracts	Barrels	$55	Fixed	295,505
FX Hedges	USD/CAD zero cost-collars	C$	$1.33/$1.39	Fixed	375,800,000
FX Hedges	USD/CAD forward contracts	C$	$1.38	Fixed	157,000,000

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The table below includes the effective portion of changes in the fair value of these derivatives recognized in OCI and the amounts reclassified to the Statement of Earnings.

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019(a)	2020	2019(a)
Effective portion of changes in fair value	$1,727	$(202)	$237	$(6)
Changes in fair value reclassified to Statement of Earnings	1,077	(205)	2,936	(426)

Net unrealized gain (loss) on derivative instruments included in OCI, net of tax (b)	$2,804	$(407)	$3,173	$(432)

(a)	Includes strategic gold and copper hedge contracts that were settled in June 2019.
(b)	Includes tax of $nil for both the three and six months ended September 30, 2020 and 2019.

Non-Hedges

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss, including the gold and copper forward contracts for gold ounces and copper pounds payable to RGLD (the “RGLD deliverables”) and foreign exchange contracts that were entered into before April 1, 2020. Changes in fair value of non-hedge derivatives at each reporting date are included in the Statement of Earnings as non-hedge derivative gains or losses, with the exception of spot and forward contracts associated with the RGLD deliverables, which are included in revenue. The non-hedge derivative instruments outstanding as at September 30, 2020 are expected to settle by February 2021.

The non-hedge derivative instruments outstanding as at September 30, 2020 are summarized as follows:

Contract	Instrument	Unit	Average strike price	Type	Total position
Gold (Royal Gold)	Forward contracts	Ounces	(a)	Float	26,010
Copper (Royal Gold)	Forward contracts	Pounds	(a)	Float	6,500,000

(a)	Royal Gold hedging program with a market price determined on closing of the contract

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The following table is an analysis of the non-hedge derivative instruments recorded in the Statements of Earnings:

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
(Loss) gain on RGLD deliverables in revenue	$(1,258)	$620	$7,263	$1,636
(Loss) gain on non-hedge foreign exchange contracts	$(1,028)	$542	$(4,295)	$174

c.	Provisionally-priced contracts

Certain copper-gold concentrate sales contracts provide for provisional pricing. These sales contain an embedded derivative related to the provisional pricing mechanism and are marked to market at the end of each reporting period. As at September 30, 2020 the Company’s trade receivables with embedded derivatives had a fair value of $13.4 million representing the remaining 10% receivable on 22.4 million pounds of copper and 46,332 ounces of gold (December 31, 2019 - $33.5 million representing 100% of the receivable on 13.3 million pounds of copper and 33,161 ounces of gold).

d.	Fair value measurement

Classification and the fair value measurement by level of the financial assets and liabilities in the Statements of Financial Position were as follows:

September 30, 2020

	Level 1	Level 2	Level 3	Aggregate fair value
Financial assets
Cash	$484,187	$—	$—	$484,187
Amounts receivable	32,694	—	—	32,694
Provisionally-priced receivables	—	13,411	—	13,411
Derivative financial instruments	—	11,084	—	11,084
Restricted cash	1,564	—	—	1,564

	$518,445	$24,495	$—	$542,940

Financial liabilities
Derivative financial instruments	—	7,260	—	7,260
Accounts payable	215,880	—	—	215,880
Lease obligations	19,798	—	—	19,798

	$235,678	$7,260	$—	$242,938

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

December 31, 2019

	Level 1	Level 2	Level 3	Aggregate fair value
Financial assets
Cash	$42,717	$—	$—	$42,717
Amounts receivable	45,344	—	—	45,344
Provisionally-priced receivables	—	33,489	—	33,489
Derivative financial instruments	—	1,526	—	1,526
Restricted cash	27,986	—	—	27,986
Other assets	14,364	—	—	14,364

	$130,411	$35,015	$—	$165,426

Financial liabilities
Debt	$70,007	$—	$—	$70,007
Derivative financial instruments	—	183	—	183
Accounts payable	229,987	—	—	229,987
Lease obligations	21,423	—	—	21,423

	$321,417	$183	$—	$321,600

21. Supplemental disclosure

Changes in working capital

	Three months ended		Nine months ended
	September 30,		September 30,
	2020	2019	2020	2019
Decrease (increase) in amounts receivable	$17,543	$(65,648)	$57,864	$(71,486)
Decrease (increase) in inventory - ore and metals	53,133	(104,418)	158,825	(114,475)
Decrease (increase) in inventory - supplies	12,156	(1,361)	(11,266)	(4,843)
Decrease in prepaid expenses	1,844	1,875	6,993	10,538
Increase (decrease) in trade creditors and accruals	20,984	8,507	(17,497)	11,266
Increase in revenue-based tax payable	1,472	7,970	17,982	18,289
(Decrease) increase in depreciation and amortization included in inventory	(41,505)	95,119	(106,917)	87,111
Decrease in other taxes payable	(11,803)	—	(22,825)	(210)

Changes in working capital	$53,824	$(57,956)	$83,159	$(63,810)

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

22. Segmented Information

In accordance with IFRS 8, Operating Segments, the Company’s operations are segmented into three mine sites and one business unit. The remaining operating segments, including development projects and Corporate, have been grouped into an “other” category and are not reported on individually.

The three mine sites include the Kumtor Gold Mine, the Mount Milligan Mine and the Öksüt Mine. The business unit consists of the Molybdenum segment, which include the operations of the Langeloth processing facility and care and maintenance activities of the Endako and Thompson Creek mines. The Corporate and other segment includes the head office located in Toronto, the Greenstone Gold Property, the Kemess Project and other international exploration projects.

The following table reconciles segment operating profit to the consolidated operating profit in the Statements of Earnings:

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Three months ended September 30, 2020

(Millions of U.S. Dollars)	Kumtor	Öksüt	Mount Milligan	Molybdenum	Corporate and other	Total
Revenue	$268.2	$97.6	$116.9	$32.5	$—	$515.2
Cost of sales
Production costs	46.3	18.1	48.0	33.4	—	145.8
Depreciation	52.5	8.3	20.7	1.7	—	83.2

Earnings (loss) from mine operations	$169.4	$71.2	$48.2	$(2.6)	$—	$286.2
Care and maintenance	—	—	—	3.3	4.6	7.9
Exploration and development costs	3.2	0.7	2.4	—	8.0	14.3
Corporate administration	—	—	—	—	6.4	6.4
Revenue-based taxes	37.9	—	—	—	—	37.9
Other operating expenses	4.7	—	2.3	1.2	—	8.2

Earnings (loss) from operations	$123.6	$70.5	$43.5	$(7.1)	$(19.0)	$211.5

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Three months ended September 30, 2019

(Millions of U.S. Dollars)	Kumtor	Öksüt	Mount Milligan	Molybdenum	Corporate and other	Total
Revenue	$234.5	$—	$103.7	$50.2	$—	$388.4
Cost of sales
Production costs	64.7	—	61.5	46.5	—	172.7
Depreciation	50.1	—	15.9	0.9	—	66.9

Earnings from mine operations	$119.7	$—	$26.3	$2.8	$—	$148.8
Care and maintenance	—	—	3.2	2.7	—	5.9
Exploration and development costs	1.7	—	3.0	—	7.9	12.6
Corporate administration	—	—	—	—	12.7	12.7
Revenue-based taxes	33.0	—	—	—	—	33.0
Impairment	—	—	230.5	—	—	230.5
Other operating expenses	14.3	—	2.0	0.6	0.8	17.7

Earnings (loss) from operations	$70.7	$—	$(212.4)	$(0.5)	$(21.4)	$(163.6)

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Nine months ended September 30, 2020

(Millions of U.S. Dollars)	Kumtor	Öksüt (c)	Mount Milligan	Molybdenum		Corporate and other	Total
Revenue	$803.5	$112.2	$283.9	$102.3		$—	$1,301.9
Cost of sales
Production costs	152.5	21.4	161.6	116.9	(a)	—	452.4
Depreciation	170.9	8.9	56.7	5.1		—	241.6
Standby costs	6.7	—	—	—		—	6.7

Earnings (loss) from mine operations	$473.4	$81.9	$65.6	$(19.7)		$—	$601.2
Care and maintenance	—	—	—	9.8		11.9	21.7
Exploration and development costs	10.5	0.7	4.5	—		17.1	32.8
Corporate administration	—	—	—	—		28.3	28.3
Revenue-based taxes	113.3	—	—	—		—	113.3
Other operating expenses	19.0	—	7.0	45.9	(b)	—	71.9

Earnings (loss) from operations	$330.6	$81.2	$54.1	$(75.4)		$(57.3)	$333.2

Additions to property, plant and equipment (note 6)	$176.4	$30.9	$22.1	$3.8		$18.1	$251.3

a)	Includes an inventory impairment charge of $13.6 million related to the Molybdenum business unit for the nine months ending September 30, 2020 (September 30, 2019 - $nil).
b)

Includes a reclamation provision of $44.0 million at the closed sites, Thompson Creek Mine and Endako, for the nine months ending September 30, 2020 (September 30, 2019 - $nil) as a result of a reduction in the estimated discount rate assumption.

c)	Includes the period from June 1, 2020 to September 30, 2020. The mine achieved commercial production effective May 31, 2020.

Centerra Gold Inc.

Notes to the Condensed Consolidated Interim Financial Statements

(Unaudited)

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Nine months ended September 30, 2019

(Millions of U.S. Dollars)	Kumtor	Öksüt	Mount Milligan	Molybdenum	Corporate and other	Total
Revenue	$627.0	$—	$265.2	$170.6	$—	$1,062.8
Cost of sales
Production costs	179.0	—	183.6	164.5	—	527.1
Depreciation	134.7	—	42.3	3.3	—	180.3

Earnings from mine operations	$313.3	$—	$39.3	$2.8	$—	$355.4
Care and maintenance	—	—	9.8	10.3	—	20.1
Exploration and development costs	7.0	—	5.8	—	18.6	31.4
Corporate administration	—	—	—	—	36.1	36.1
Revenue-based taxes	88.2	—	—	—	—	88.2
Impairment	—	—	230.5	—	—	230.5
Other operating expenses	16.3	—	5.7	1.9	0.9	24.8

Earnings (loss) from operations	$201.8	$—	$(212.5)	$(9.4)	$(55.6)	$(75.7)

Additions to property, plant and equipment	$106.0	$59.9	$62.9	$4.9	$14.4	$248.1